The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on October 10, 2002 for action to be taken.

2002 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Stolt Offshore S.A.
CUSIP No.:	861567105.
ADS Record Date:	September 9, 2002.
Meeting Specifics:	Extraordinary General Meeting — October 17, 2002 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of July 2, 2002.
Deposited Securities:	Common shares,$2.00 par value per Share, of the Company.
Custodian:	Den norske Bank ASA, Oslo, Norway.

        The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

        Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

        The Voting Instructions must be marked, signed and returned on time in order to be counted.

        By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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☒	Please mark your vote as in this example.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

FOR	AGAINST	ABSTAIN
1☐	☐	☐

Signature (s)	Date

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

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1.	Election of Statutory Auditors.